United States securities and exchange commission logo





                              July 5, 2023

       Prashant Aggarwal
       Chief Executive Officer
       MoneyHero Ltd
       70 Shenton Way
       #18-15, EON Shenton, S079118
       Singapore

                                                        Re: MoneyHero Ltd
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted June 5,
2023
                                                            CIK 0001974044

       Dear Prashant Aggarwal:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted June 5, 2023

       Cover Page

   1. We note that the Sponsor, each Bridgetown director and certain other advisors of
                                                        Bridgetown to whom
Sponsor has transferred Bridgetown Shares have agreed to, among other things, vote all
of their Bridgetown Shares in favor of the proposals being presented at the Extraordinary
General Meeting and waive their redemption rights with respect to their Bridgetown Shares
in connection with the consummation of the Business
                                                        Combination. Please
describe any consideration provided in exchange for this agreement here and elsewhere
throughout your proxy statement/prospectus as appropriate.
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant  Aggarwal
              Ltd
Comapany
July 5, 2023NameMoneyHero Ltd
July 5,2 2023 Page 2
Page
FirstName LastName
2. Please revise your prospectus cover page to address how recent statements and regulatory
         actions by both China   s government and Hong Kong's regulatory
authorities, such as
         those related to data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Disclose the location of your auditor   s
headquarters and whether
         and how the Holding Foreign Companies Accountable Act, as amended by the
         Consolidated Appropriations Act, 2023, and related regulations will affect your company.
         Ensure that your prospectus summary addresses all of these risks, as well.
3. Here and in the prospectus summary, provide a description of how cash is transferred through your organization, and state whether any transfers, dividends, or distributions have been made to date between you and your subsidiaries or to investors, and quantify the amounts where applicable. Disclose that, to the extent cash/assets in the business is in the Hong Kong or a Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the
         PRC government to transfer cash/assets. On the cover page, provide cross-references to these other discussions. Also discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors, and provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, as well as any restrictions on your ability to distribute earnings. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, disclose the source of such policies, and include a cross-reference on the cover page to the discussion in the summary; alternatively state that you have no such policies. Presentation of Financial Information
PubCo, page 4

4. You have disclosed here that PubCo, incorporated on March 21, 2023, has no material assets and does not operate any businesses, so no financial statements of PubCo have been included in this document. We also note the disclosure on page 38 of your filing that PubCo was incorporated with an aggregate share capital of $50,000 divided into
         500,000,000 registered shares of a par value of $0.0001 per share, and that two such shares are currently issued and outstanding. At incorporation, its assets consisted of the par value contributed for its two outstanding shares. While these balance sheet items may be quantitatively not material, the incorporation of the entity that will be the surviving legal entity is qualitatively significant. Please include audited financial statements for
         PubCo. Please note the guidance in Item 14 of Form F-4 and Item 8.A of Form 20-F that specifies that if the registrant has been in existence less than a year and have not yet commenced operations, you may instead include an audited balance sheet that is no more than nine months old.
 Prashant Aggarwal
MoneyHero Ltd
July 5, 2023
Page 3
Questions and Answers About the Proposals
Q. May Bridgetown, Sponsor or Bridgetown's directors, officers, advisors or their affiliates purchase shares..., page 15

5. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the Business Combination transaction after returning funds to redeeming stockholders. Further, we note that the Sponsor has entered into Non-
         Redemption Deeds in favor of each of the FWD Parties pursuant to which, among other things, Sponsor has offered to pay to the FWD Parties certain compensation in exchange for such FWD Party participating in certain actions (e.g., vote in favor of the business combination) and not pursue other actions (e.g., selling or transferring Bridgetown Class
         A Ordinary Shares prior to closing of the initial merger) that facilitate the consummation of the Business Combination. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of these securities, including the
         Non-Redemption Deeds on non-redeeming shareholders.
Q. What shall be the relative equity stakes of Bridgetown shareholders and CGCL shareholders in PubCo upon completion..., page 18

6. Please revise your Share Ownership in PubCo table, and elsewhere throughout your proxy statement/prospectus, to include all potential sources of dilution affecting public stockholders related to this Business Combination. In this regard, please revise the tables to include any shares being reserved for the PubCo equity incentive plans or otherwise.
         We note that your transaction does not contemplate PIPE financing.
Q. What interests do Bridgetown's Sponsors, directors, officers and certain advisors have in the
Business Combination?, page 26

7. We note from your disclosure here and elsewhere throughout your proxy statement/prospectus that you have waived the corporate opportunities doctrine in
         connection with the Business Combination. Please revise this section and elsewhere throughout your disclosure as appropriate to disclose whether you believe this waiver materially impacted your search for an acquisition target.
8. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk depends on the completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
9. Please highlight the risk that the sponsor will benefit from the completion of a business
FirstName LastNamePrashant Aggarwal
        combination and may be incentivized to complete an acquisition of a less favorable target
Comapany     NameMoneyHero
        company                 Ltdfavorable to shareholders rather than
liquidate. We note your
                  or on terms less
July 5, disclosure
        2023 Pageelsewhere
                   3          in your proxy statement/prospectus discussing
this specific point.
FirstName LastName
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant  Aggarwal
              Ltd
Comapany
July 5, 2023NameMoneyHero Ltd
July 5,4 2023 Page 4
Page
FirstName LastName
10. Please revise to discuss any material interests in the transaction held by Mr. Wong and
         Mr. Li, including fiduciary or contractual obligations to, interests in and affiliations with the target. Clarify how the board considered those conflicts in negotiating and recommending the business combination.
Summary of the Proxy Statement/Prospectus, page 35

11. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions and approvals and whether any have been denied. State here, as you do on pages 101-102, that you do not believe that you or your subsidiaries are covered by permissions requirements from the CSRC or CAC. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

         Additionally, please disclose whether you relied on the opinion of counsel with regards to this disclosure and, if so, name counsel and file a consent of counsel as an exhibit. If you have not relied upon an opinion of counsel with respect to this disclosure, please state as much, explain why such an opinion was not obtained and provide the basis for your determinations in this regard.
12. In the third bullet of the Risks Related to Doing Business in Hong Kong section of your summary of risk factors, discuss that risks and uncertainties regarding the enforcement of laws arise because the rules and regulations in China can change quickly with little advance notice; state that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale; and state that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- or Hong Kong-
         based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant  Aggarwal
              Ltd
Comapany
July 5, 2023NameMoneyHero Ltd
July 5,5 2023 Page 5
Page
FirstName LastName
The Parties to the Business Combination
CGCL, page 35

13. In the fourth paragraph under this heading, you describe MoneyHero Group's main business pillars as being tied to the company's websites and ability for consumers to access online content. Please revise your disclosure here and where appropriate, for example, in the section of your proxy statement/prospectus titled "Information Related to the MoneyHero Group" to disclose the company websites providing the online platform of services and other business operations provided by MoneyHero Group. Bridgetown, page 36

14. We note that funds in the Trust Account at being held in an interest-bearing demand deposit account at Morgan Stanley, with Continental (Bridgetown's transfer agent)
         continuing to act as trustee until the earlier of the consummation of Bridgetown's initial business combination or its liquidation. Please clarify whether the trust assets are held in the U.S. If the trust assets are located in the PRC/Hong Kong, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the
         PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries or other entities or parties to the Business
         Combination by the PRC government to transfer cash/assets. On the cover page, provide cross-references to these other discussions.

         Additionally, please revise your disclosure to discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or other entities or parties to the
         Business Combination or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
Related Agreements
Fee Letter, page 42

15. We note that concurrently with the execution of the Business Combination Agreement,
         Sponsor and BTN Investments LLC ("BTN") issued the Fee Letter to PubCo and CGCL whereby each of the Sponsor and BTN agree to reimburse PubCo for a portion of transaction expenses if the amount of cash in the Trust Account is less than $82 million.
         Please revise your disclosure, where appropriate (e.g., Frequently Used Terms) to provide brief additional context for the entity BTN. For example, please describe the purpose or business of this entity, and its relationship to the Sponsor, PubCo or other parties to the
         Business Combination.
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant  Aggarwal
              Ltd
Comapany
July 5, 2023NameMoneyHero Ltd
July 5,6 2023 Page 6
Page
FirstName LastName
Selected Historical Financial Data of Bridgetown, page 65

16. Please tell us why you excluded the year ended December 31, 2021 in your tabular presentation of Statement of Operations data here.
Risk Factors, page 73

17. Please include a risk factor discussing the material risks related to the exclusive forum provision in the Amended PubCo Articles, including increased costs to bring a claim and that these provisions can discourage claims or limit investors ability to bring a claim in a
         judicial forum that they find favorable. Also state that there is uncertainty as to whether a court would enforce such provision in connection with claims under the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
18. Please include risk factor disclosure explaining whether there are laws/regulations in
         Hong Kong that result in oversight over data security, how this oversight impacts the
         company   s business and the offering, and to what extent the company believes that it is
         compliant with the regulations or policies that have been issued. Risks Related to the MoneyHero Group's Business and Industry
Our success-based model is subject to risks that could have a material adverse effect..., page 76

19. Please revise the body of this risk factor to discuss the risk associated with your business model plainly and in commonly understood terms. In this regard, we note the first sentence in this risk factor, which states "[o]ur internet leads generation income is primarily success-based." Further, you state that "[t]he success-based nature of our fee structures also exposes us to fluctuations in approval rates..."
Risks Related to Bridgetown and the Business Combination
Members of the Bridgetown Special Committee have interests that are different from, or in addition to, and may conflict with..., page 106

20. Please revise the title of this risk factor to make clear that the interests of members of the
         Bridgetown Special Committee and those of "Bridgetown shareholders and warrantholders" includes those interests of the Bridgetown's public shareholders and
         warrant holders. Similarly, please revise the second to last bullet point in this risk factor to clearly reflect that it may be Bridgetown's public shareholders that receive a negative return on their investment in PubCo, not simply "other Bridgetown shareholders." Please make similar revisions throughout your proxy statement/prospectus as appropriate to clearly state when you are referring to potential investment or other impacts to
         Bridgetown's public shareholders.
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant  Aggarwal
              Ltd
Comapany
July 5, 2023NameMoneyHero Ltd
July 5,7 2023 Page 7
Page
FirstName LastName
Risks Related to PubCo and Its Securities
PubCo may redeem your unexpired PubCo Warrants prior to their exercise at a time that is disadvantageous to you..., page 128

21. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
The Business Combination Proposal
Organizational Structure, page 163

22. Please revise your organizational structure diagram to reflect Bridgetown Public
         Stockholders as a separate group from Bridgetown insiders, including the Sponsor, officers and directors. Additionally, please revise the simplified version of the ownership structure immediately following the consummation of the Business Combination to reflect the respective ownership interests and voting power of each entity or group of shareholders (i.e., public or insiders). Finally, for clarity, we note the use of the defined terms when referring to certain entities (e.g., PubCo). However, for additional clarity please include the name of the entity so investors in this offering can understand where within your organizational structure their holdings originate. Background of the Business Combination, page 166

23. In the third paragraph from the top of this page, you discuss two other companies with which Bridgetown signed a non-binding letter of intent other than the MoneyHero Group.
         Please revise this discussion to provide dates around the timing of these respective non-
         binding letters of intent and the reasons for your determination not to pursue a business combination with either entity.
24. We note that on December 7, 2021, representatives from MoneyHero Group, Bridgetown and Bridgetown's business due diligence advisors held an introductory call and management presentation. Please expand your disclosure to discuss what was included in this management presentation in greater detail. We note that the presentation was regarding MoneyHero Group's businesses and M&A plans.
25. We note that between January 26, 2022 and mid-November 2022, Bridgetown searched for other prospective business combination candidates. Please revise this paragraph to discuss in greater detail efforts made by Bridgetown to identify a target company, including whether the company engaged in discussion or entered into any letters of intent or otherwise with other potential targets. We note the passage of approximately ten months during this time.
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant  Aggarwal
              Ltd
Comapany
July 5, 2023NameMoneyHero Ltd
July 5,8 2023 Page 8
Page
FirstName LastName
26. We note that subsequent to the January 10, 2023 conference call, Kirkland and Skadden continued to follow up on transaction structuring. Please expand your disclosure here to discuss in greater detail what terms or other aspects of the transaction structure were discussed and what changes, if any, resulted.
27. Please revise your disclosure to make clear the five instances where the Financial
         Projections prepared by the MoneyHero Group's management were discussed. We note that on page 199 you state that "Bridgetown and the MoneyHero Group, in addition to various email communication about due diligence requests, held five video conference due diligence sessions to discuss the Financial Projections." We note that in numerous instances in this section you reference "financial projections" discussed, for example, on
         April 4, 2023; April 5, 2023; April 14, 2023; April 17, 2023; April
18, 2023 and April 21,
         2023. Please clarify whether such "financial projections" are the same as the Financial
         Projections, a single set of projections contained within the Financial Projections prepared by MoneyHero Group's management, or otherwise, so that investors understand which set(s) of projections were considered by Bridgetown.
28. We note that in connection with Bridgetown's IPO, an entity affiliated with Thiel Capital entered into a forward purchase agreement with Sponsor, agreeing to, among other things, purchase 60% of the outstanding securities in Bridgetown held by Sponsor which remain outstanding following the consummation of the Business Combination, provided that any such securities shall remain subject to any lockup, escrow, transfer or other restrictions to which they are otherwise subject. Please highlight material differences in the terms and price of securities at the time of the IPO as compared to private placements contemplated at the time of the Business Combination.
Certain Engagement in Connection with the Business Combination and Related Transactions, page 186

29. We note that Houlihan Capital was engaged on a fixed fee basis. Please disclose the fees
         Houlihan Capital will receive upon completion of the Business Combination and any amount that is contingent upon completion of the transaction. We note that 25% of the fee payable to Houlihan is conditioned upon the occurrence of the closing of the Business
         Combination.
Material Tax Considerations
U.S. Federal Income Tax Considerations, page 208

30. Please disclose whether, in counsel's opinion, the Initial Merger will qualify as an F
         Reorganization. If counsel opines that the Initial Merger "should" or is "more likely than not" to so qualify, please explain the reasons for some uncertainty in the opinion and provide appropriate risk factor disclosure describing risks to investors of uncertain tax treatment. Also, if counsel will provide a short-form tax opinion, please revise to state, if true, that this discussion constitutes the opinion of counsel. Refer to Staff Legal Bulletin
         No. 19 for further guidance.
 Prashant Aggarwal
MoneyHero Ltd
July 5, 2023
Page 9
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements Transaction Accounting Adjustments
Footnote H, page 226

31. It appears there is a typographical error in your disclosure of the number of CGCL Class
         C Warrants. Specifically, it appears the number should be 20,652,495. Overview, page 259

32. We note that in the first sentence of the fourth paragraph in this section you refer to "113.7 million Traffic" and note your definition of the term "Traffic" within your Frequently
         Used Terms. However, please revise your disclosure for clarity and consistency, for example, to state "113.7 million Traffic sessions" throughout your proxy statement/prospectus.
33. At the beginning of the last paragraph at the bottom of page 260, you disclose the percentage of 2022 total revenue attributed to several business activities, including
         "internet leads generation" and "marketing service income." Please revise your disclosure here and where appropriate to briefly describe the meaning of these terms and how the related activities generate income.
34. To the extent possible, disclose the percentage of your organization's assets that are located in Hong Kong and other jurisdictions.
High-Quality and Complex Commercial Partnerships, page 262

35. We note your disclosure regarding how your have "built deep alliances and bespoke integrations" with your commercial partners and how this translates to a series of activities, including rewards management and a deep understanding of your commercial partners' "strategic acquisition requirements." Please revise this section and elsewhere as appropriate to provide an example of these activities in plain terms as tied to your business model.
Content and Channel Partners, page 265

36. We note that the first paragraph of this section relates to "monetization opportunity."
        Please revise this section and elsewhere as appropriate to make clear how your Creatory platform or other products result in monetization and, therefore, revenue generation for
FirstName LastNamePrashant Aggarwal
        MoneyHero. We note that you provide a platform for your commercial partners in the
Comapany     NameMoneyHero
        financial                Ltd however, there is a lack of clarity and
specificity around
                  services industry,
July 5, MoneyHero's
        2023 Page 9 revenue generating activities.
FirstName LastName
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant  Aggarwal
              Ltd
Comapany
July 5, 2023NameMoneyHero Ltd
July 5,102023 Page 10
Page
FirstName LastName
Marketing, page 274

37. We note your discussion here and in your risk factors regarding your employment of
         "rewards and gifts" as a way to attract Traffic and convert Traffic into Applications.
         Please expand your disclosure here and where appropriate to briefly describe in greater detail what these rewards and gifts consist of (e.g., money, incentives to further activities on your platform, credits etc.). In this regard, we also note that, while you have grown revenues, you continue to experience losses.
Information Related to the MoneyHero Group
Intellectual Property, page 276

38. Please revise to identify the jurisdictions in which the majority of your intellectual property rights are held, as well as the jurisdictions in which the most material of your intellectual property rights are held.
MoneyHero Group's Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Results of Operations
Year ended December 31, 2022 compared to December 31, 2021, page 310

39. Please review your comparative discussion here to ensure each material fact, circumstance, or event cited as a source of variability period to period is quantified. For example, in your discussion of the increase in revenue, you state that the overall increase in revenue is primarily due to an increase in US$5.6 million in revenue from your internet leads generation and marketing service income as a result of market diversification achieved from growth in the Philippines and product diversification achieved from growth in insurance, but do not quantify those underlying reasons. Refer to the guidance in Item
         303(b)(2)(i) of Regulation S-K.
Enforceability of Civil Liabilities, page 370

40. Please revise your disclosure to state whether one or more of your directors, officers, or members of senior management are located in the PRC/Hong Kong. If that is the case, (i)
         please state that this is the case and identify the relevant individuals, and (ii) revise this section, consistent with Item 101(g) of Regulation S-K, and include a risk factor addressing the challenges of bringing actions and enforcing judgements against such individuals (i.e., it will be much more difficult to take these actions).
Exhibit 5.1

41. Please revise the assumptions that the signatures "are those of a person or persons given power to execute the Warrant Documents" and that "[a]ll documents...purporting to be
         signed...have been so signed" to exclude your client. In addition, please revise the seventh opinion to state that, not only the Warrant Documents, but the warrants themselves will
 Prashant Aggarwal
MoneyHero Ltd
July 5, 2023
Page 11
      constitute binding obligations of the company enforceable in accordance with their respective terms. Also tell us whether an opinion regarding the warrants needs to be given under Hong Kong Law, given that the CGCL Class A Supplemental Deed and the CGCL
      Class C Supplemental Deeds are governed by Hong Kong law.
General

42. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
43. Given that much of your operations and many of the members of senior management and of your employees are located in Hong Kong, please tell us what consideration you gave to discussing China's Enterprise Tax Law, as well as the related risks and consequences.
       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNamePrashant Aggarwal
                                                            Division of
Corporation Finance
Comapany NameMoneyHero Ltd
                                                            Office of Trade &
Services
July 5, 2023 Page 11
cc:       Joseph Casey
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